UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Actinium Pharmaceuticals, Inc. (formerly, Cactus Ventures, Inc.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00507W107
(CUSIP Number)

August 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00507W107

1	NAME OF REPORTING PERSON Memorial Sloan-Kettering Cancer Center
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,553,192
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,553,192
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,553,192
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.54%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 00507W107

Introduction

The Reporting Person (as defined below) initially filed a Schedule 13D with respect to the securities of the Issuer (as defined below) on January 18, 2013 because, as disclosed therein, the Reporting Person acquired over 20% of the outstanding shares of Common Stock (as defined below) of the Issuer. As of August 31, 2016, the Reporting Person became the beneficial owner of less than 10% of securities of the Issuer and the Reporting Person did not hold or acquire the securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Person is filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act.

Item 1(a).	Name of Issuer:

Actinium Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

275 Madison Ave, 7th Floor, New York, NY

Item 2(a).	Name of Person Filing:

Memorial Sloan-Kettering Cancer Center (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of the Reporting Person is 1275 York Avenue,
New York, NY 10065.

Item 2(c).	Citizenship:

The Reporting Person is a New York not-for-profit corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

00507W107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ x /	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP NO. 00507W107

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on September 14, 2016, the Reporting Person beneficially owned 4,553,192 shares of Common Stock.

(b)	Percent of class:

The following percentage is based on 47,717,146 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2016.

As of the close of business on September 14, 2016, the Reporting Person beneficially owned approximately 9.54% of the outstanding shares of Common Stock.

(c)	Number of shares as to which each Reporting Person has:

The information required by Item 4(c) is set forth in Rows (5) - (9) of the cover page for the Reporting Person and is incorporated herein by reference for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NO. 00507W107

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00507W107

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2016

MEMORIAL SLOAN-KETTERING CANCER CENTER

By:	/s/ Mark Svenningson
	Name:	Mark Svenningson
	Title:	Senior Vice President Finance and Controller